-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES COMPLETION OF NETVISION-BARAK-GLOBECALL MERGER

Tel Aviv, Israel, January 25, 2007 – Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced the completion of merger between its group company,

NetVision Ltd. (“NetVision”) and Barak I.T.C (1998) International Telecommunications Services Corp Ltd. and the merger between NetVision and GlobeCall Communications Ltd. Following the merger, Elron’s holding in NetVision is approximately 18% reduced from approximately 36%.

As part of the transaction, a shareholders agreement was executed between Elron, Discount Investment Corporation Ltd., Elron’s 49% shareholder and Clal Industries and Investments Ltd., all members of the IDB group, in connection with voting at shareholders meetings including the appointment of directors.

As a result of the transaction, Elron will record, in the first quarter of 2007, a gain, net of any tax effect, in the amount of approximately $10 million under US GAAP.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).